MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) is dated February 28, 2007 for the nine month period ended December 31, 2006 and should be read in conjunction with the Company’s accompanying unaudited consolidated interim financial statements and the audited consolidated financial statements and MD&A for the year ended March 31, 2006.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration, development or capital expenditures.

Business

TAG Oil Ltd. is an independent Canadian oil and gas exploration company with international operations in the Taranaki, East Coast and Canterbury Basins of New Zealand. As of the date of this report, TAG holds interests in fifteen petroleum permits in the commercially proven Taranaki Basin, two interests in the East Coast Basin and one interest in the Canterbury Basin. Taranaki is a lightly explored area with a good discovery rate and the interests in Taranaki cover 68,388 net acres. In addition, the Company’s two interests in the East Coast Basin and one interest in the Canterbury Basin cover 310,348 and 711,895 net acres, respectively in the noncommercialized, but proven prospective for oil and gas discovery.

Petroleum Property Acquisitions, Activities, Production and Capital Expenditures for the quarter ended December 31, 2006

During the quarter ended December 31, 2006 the Company incurred $3,013,967 worth of expenditures on its oil and gas exploration properties. For the nine month period the Company has invested $36,602,366 on its oil and gas properties of which $22,168,070 relates to the acquisition of Cheal Petreolum Limited. This compares to $1,184,853 of expenditures during the same quarter last year and $2,552,441 for the nine months ended December 31, 2005. The primary capital expenditures and activities during the third quarter were as follows:

PEP 38738-S: $676,543 (9 months: $4,532,175) in costs were incurred during the third quarter. $Nil was spent on drilling costs during the quarter ended December 31, 2006 (9 months: $2,910,953) and $676,543 (9 months: $1,621,222) was spent on equipment required as part of the development facilities on PEP 38738-S all of which is related to the Cheal Oil Field Development plan that is currently underway. The development plan is expected to cost the Company a total of approximately $6.5 million and includes the four wells that have been drilled on the Cheal B site, two new wells to be drilled on the Cheal A site, workovers on the existing Cheal A3X and Cheal A4 wells and permanent production facilities capable of processing up to 2,000 barrels of oil and 2 million cubic feet of gas per day from a number of wells running in conjunction with each other on a jet pump. The production faciliites are also being constructed to allow for increased capacity should reserves support additional production.

To the date of this report all four of the Cheal B wells have been drilled and were found to be oil bearing, with expectations that Cheal B-1, B-2 and B-3, subject to definitive testing, will be capable of commercial production. The Cheal B-4 well is being suspended pending a possible sidetrack operation. The Cheal B-1, B-2 and B-3 wells have had production casing run to allow for a continuous testing program that, as of the date of this report, is ongoing. Cheal B-4 has had plugs set in anticipation of a potential whipstock operation in the future. An existing well on the Cheal Oil Field that has been in production since July 2006 produced 14,560 barrels of oil during the three months ended December 31, 2006 after producing 13,918 barrels of oil the previous quarter. TAG’s share of the oil produced is 30.5% . Production rates from one well for the three months ended December 31, 2006 averaged 158 barrels of oil per day gross using temporary production facilities.

PMP 38157 (25%): $1,587,043 of expenditures were made by the Company during the quarter (9 months: $8,473,603) relating to the drilling of the Radnor-1a well. The Radnor-1a well was operated by the Company and the Company paid 100% of the costs of the well. Gas inflow rates were considered sub-economic and the well data continues to be analyzed prior to a decision being made on a plan going forward on the permit.

PEP 38758 (100%): $508,539 (9 months: $584,168) was incurred during the quarter to prepare to drill the Mangamingi-1 well on the permit. Mangamingi-1 was spudded on January 10, 2007 and reached total depth of 1,871 meters on January 23, 2007. After evaluating the drilling data the Company decided to case the well in preperation for testing. Currently the testing of the well is expected to take place in late February or early March, subject to the rig being available.

The Company has the following commitments for Capital Expenditure at December 31, 2006:

Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term debt	-	-	-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	11,000,000	11,000,000	-
Total Contractual Obligations (2)	11,000,000	11,000,000	-

(1)

The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration and development permit obligations and/or commitments at the date of this report. The Company may choose to alter the program, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain the permit in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In addition costs are also included that relate to commitments the Company has made that are in addition to what is required to maintain the permit in good standing.

The Company’s commitments shown above totalling $11,000,000 include exploration and development activities. Certain exploration commitments exceed the exploration work required under the permit terms to maintain the permits in good standing and are subject to change as work is completed, results are received and whether the required services are available to the Company. The commitment amounts for capital expenditure include:

PEP 38738-S (30.5%): $1,950,000 is currently commited to the permit over the next twelve months and relate to the remaining Cheal Oil Field Development Plan costs as described above.

PEP 38738-D (15.1%): $1,250,000 has been budgeted to drill a well (“Cardiff-3”) on this permit in the 2008 fiscal year. However at this time the Company awaits a definitive drilling plan from the operator of the permit.

PEP 38741 (45%): $1,100,000 was committed to the drilling of the Ratanui-1 well on this permit. Ratanui-1 was plugged and abandoned in February 2007.

PEP 38256 (100%): $1,850,000 is currently budgeted to drill the South Chertsey or Salmon prospect on this permit prior to the end of the permit term in August 2007. All necessary consents have been submitted to the various District and Regional Councils and a land access agreement has been finalized. The drilling of a well is anticipated to take place, subject to the Company securing a suitable drilling rig.

PEP 38758 (100%): $2,370,000 is committed to the remaining costs relating to driling, completing and testing the Mangamingi-1 well.

PEP 38341 and 38342 (35.5%): $1,100,000 is budgeted to drill an exploration well on each of PEP 38341 and 38342 as required under the current permit conditions. However the operator of the permit has requested a variation to the terms of the permit as the joint venture feels additional seismic is necessary prior to drilling.

PMP 38153: $1,300,000 has been budgeted to drill a well (“Kahili-2”) on this permit in the 2008 fiscal year. However at this time the Company awaits a definitive drilling plan from the operator of the permit.

Results of Operations

The Company recorded a net loss for the third quarter of the 2007 fiscal year of $771,498 ($0.00 per share) compared to a loss of $355,017 ($0.01 per share) for the same period last year. For the nine month period ended December 31, 2006 the Company incurred a net loss of $2,214,315 ($0.02 per share) compared to a nine month loss of $1,184,733 ($0.03 per share) last year.

The Company’s revenue for the third quarter consisted of production revenue materially derived from the sale of oil from the Cheal Oil Field detailed above, totalling $337,311 (9 months: $572,227) and interest income of $272,195 (9 months: $667,462) compared to just $163,643 (9 months: $215,870) of interest income being recorded for the same period last year.

The second and third quarter of the 2007 fiscal year were the first periods in which the Company received oil revenue from the Cheal Oil Field production of which the Company’s share for the second quarter was 5,189 barrels sold (4,441 produced). For the two periods combined the Company’s share of oil produced and sold was 8,686 barrels of oil. Production costs associated with the oil revenue for the third quarter amounted to $113,775 (9 months: $243,083) while depletion and royalties amounted to $83,449 and $16,542 (9 months: $167,494 and $28,288), respectively. The Company expects production costs per barrel to be reduced over the coming months as the field development plan is carried out resulting in production becoming more consistent and efficient.

Interest income increased for the quarter when compared to the same period last year as a result of the Company’s higher working capital balances from the financings completed during the 2006 fiscal year.

General and administrative (“G&A”) costs for the third quarter of the 2007 fiscal year increased slightly to $430,745 (9 months: $1,325,210) from $402,270 (9 months: $961,060) for the same period last year primarily due to the Company’s increased activity levels related to the Company’s assets.

A comparative summary of the Company’s G&A costs over the three and nine months ending December 31, 2006 is as follows:

	3 months ended December 31		9 months ended December 31
	2006	2005	2006	2005
Consulting fees	$23,351	$-	$69,272	$15,554
Directors fees	6,385	6,000	36,385	18,000
Filing, listing and transfer agent	16,784	23,318	52,342	95,068
Exploration and reports	12,825	3,049	68,994	3,693
Office and administration	16,569	34,256	82,881	100,712
Professional fees	39,351	44,876	129,515	90,814
Rent	11,479	5,927	35,036	27,019
Shareholder relations and
communications	41,407	14,780	152,286	72,735
Travel	67,571	122,600	197,787	203,581
Wages	227,357	147,464	648,483	333,884
Overhead recoveries	(32,334)	-	(147,771)	-
	$430,745	$402,270	$1,325,210	$961,060

In addtion to the G&A costs above:

a. The Company recorded a foreign exchange gain for the third quarter amounting to $634,690 and a foreign exchange gain amounting to $87,444 for the nine months ended December 31, 2006. This compares to a foreign exchange loss of $5,562 (9 months: $230,571) for the comparable period last year. The foreign exchange gain for the quarter was caused by fluctuations of both the U.S. and New Zealand dollar in comparison to the Canadian dollar.

b. The Company recorded stock option compensation costs of $39,219 for the quarter ending December 31, 2006 (9 months: $83,944) relating to stock options granted during the quarter and the amortized cost of the Company’s directors and officers insurance was $13,900 (9 months: $39,292).

c. The Company relinquished exploration permits PEP 38732, PEP 38736 and PEP 38767 in New Zealand during the nine month period ended December 31, 2006 and wrote off $210,968 in capitalized costs associated with these permits. The Company also wrote off $1,434,603 in costs relating to PEP 38258, PEP 38260, PEP 38751 and PEP 38766 as these permits were either relinquished in February 2007 or the Company has deemed it unlikely that the costs associated with the permits will be recovered. PEP 38258 is the Company’s only offshore permit and contains the Corvette and Whaler prospects. The prospectivity of this permit was significantly reduced when the Cutter-1 well was drilled by another operator on the bordering permit “PEP 38259”, in which the Company does not have an interest. Cutter-1was drilled in late 2006 with the primary objective sandstones being water wet. This well result provided critical data relating to the charge and trapping mechanisms in this portion of the offshore Canterbury Basin, and significantly increased the risk of there being commercial hydrocarbon accumulations in PEP 38258. PEP 38751 contains the Konini-1 well that was plugged and abandoned and PEP 38766 is a small (615 gross acre) permit that the Company does not anticipate conducting any further exploration.

Please also refer to Note 3 of the accompanying unaudited consolidated interim financial statements.

Summary of Quarterly Results

	2007				2006			2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$

Total
Revenue	337,311	234,916	-	-	-	-	-	-

General and
administrative	(430,745)	(432,661)	(461,804)	(443,804)	(402,270)	(284,300)	(274,490)	(326,217)

Foreign
Exchange	634,690	(130,172)	(417,074)	292,651	(5,562)	(292,895)	67,886	(59,228)

Stock option
compensation	(39,219)	(38,207)	(6,518)	-	(91,500)	(12,355)	(19,974)	(185,395)

Other	(1,273,535)	(366,124)	164,901	(89,676)	144,315	(38,330)	24,742	3,970

Net loss	(771,498)	(722,322)	(720,495)	(240,829)	(355,017)	(627,880)	(201,836)	(566,870)

Basic loss per
share	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.04)

Liquidity and Capital Resources

The Company began the 2007 fiscal year with 46,631,081 common shares issued and outstanding. During the first quarter ended June 30, 2006 the Company completed a private placement financing consisting of 40,000,000 shares at a price of $0.75 for net proceeds of $28,054,679. The Company also issued 5,000,000 common shares as part of the acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited. Please refer to Notes 2 and 5 of the accompanying consolidated interim financial statements for more information.

The Company ended the second quarter with $17,155,804 (December 31, 2005: $21,925,886) in cash and cash equivalents and $18,013,645 (December 31, 2005: $22,856,040) in working capital. This compares to $18,753,695 in cash and cash equivalents and $17,843,233 in working capital for the year ended March 31, 2006. The Company is adequately funded to meet its capital and ongoing requirements for the next eighteen months based on the current exploration and development programs. Additional material commitments or acquisitions by the Company may require a source of additional financing.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company has no off-balance sheet arrangements or proposed transactions.

Other Item
As approved by Shareholders at the Company’s annual and special meeting held on September 22, 2006, the Company, on October 12, 2006, continued from the legal jurisdiction of the Yukon Territory to that of the Province of British Columbia and adopted a new set of articles appropriate to British Columbia.

Subsequent Events
In February 2007 the Company’s partner in PEP 38260, located in the Canterbury Basin, purported to cancel its agreement with the Company and revoke the Company’s right to explore in the permit area, claiming the Company is in default of its obligations. The Company strongly denies the claims made by the partner in the permit and is taking legal advice.

Please also refer to Note 7 of the accompanying unaudited consolidated interim financial statements for additional information.

Disclosure controls and procedures
The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to Management.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are adequate and effective to ensure accurrate and complete disclosure.

Business Risks and Uncertainties
The business risks for the Company have not materially changed from the disclosure in the 2006 year end MD&A.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

BANKER
DIRECTORS AND OFFICERS	Bank of Montreal
Drew Cadenhead	Vancouver, British Columbia
President, CEO and Director
New Plymouth, New Zealand	LEGAL COUNSEL
Blake, Cassels & Graydon
Garth Johnson	Vancouver, British Columbia
Secretary, CFO and Director
Vancouver, British Columbia	Chapman Tripp
Wellington, New Zealand
Paul Infuso
Director	AUDITORS
Winnipeg, Manitoba	De Visser Gray
Chartered Accountants
James Smith	Vancouver, British Columbia
Director
Calgary, Alberta	REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.
Peter Loretto	100 University Avenue, 9th Floor
Director	Toronto, Ontario
Vancouver, British Columbia	Canada M5J 2Y1
Telephone: 1-800-564-6253
CORPORATE OFFICE	Facsimilie: 1-604-661-9480
Suite 1407, 1050 Burrard Street
Vancouver, British Columbia	ANNUAL GENERAL MEETING
Canada V6Z 2S3	The Annual General Meeting was held
Telephone: 1-604-609-3350	on September 22, 2006 at 10:00am at the
Facsimile: 1-604-682-1174	offices of Blake, Cassels & Graydon located at
Suite 2600, 595 Burrard Street
REGIONAL EXPLORATION OFFICE	Vancouver, B.C. V7X 1L3
117 Powderham Street
New Plymouth, New Zealand	SHARE LISTING
TSX Venture Exchange
SUBSIDIARIES	Trading Symbol: TAO
TAG Oil (NZ) Limited	OTC Bulletin Board
TAG Oil (Canterbury) Limited	Trading Symbol: TAGOF
Cheal Petroleum Limited
WEBSITE
SHAREHOLDER RELATIONS	www.tagoil.com
Telephone: 604-609-3350
Email: ir@tagoil.com

SHARE CAPITAL
At February 27, 2007, there were
91,631,081 shares issued and outstanding.
Fully diluted: 93,591,081 shares